PRICING TERM SHEET Dated as of August 19, 2016

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-211568
Registration Statement No. 333-213201
Relating to the
Preliminary Prospectus Supplements dated August 18, 2016 to the
Prospectus effective as of July 26, 2016

JONES ENERGY, INC.

8.0% Series A Perpetual Convertible Preferred Stock

and

Class A Common Stock

The information in this pricing term sheet relates to the offering of the 8.0% Series A Perpetual Convertible Preferred Stock (the “Preferred Offering”) and the offering of the Class A Common Stock (the “Common Offering” and, together with the Preferred Offering, the “Offerings”), and should be read together with the preliminary prospectus supplement dated August 18, 2016 for the Preferred Offering (including the documents incorporated by reference therein and the base prospectus in respect thereof) (the “Preliminary Preferred Prospectus Supplement”) and preliminary prospectus supplement dated August 18, 2016 for the Common Offering (including the documents incorporated by reference therein and the base prospectus in respect thereof) (the “Preliminary Common Prospectus Supplement” and, together with the Preliminary Preferred Prospectus Supplement, the “Preliminary Prospectus Supplements”), as applicable, and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in the applicable Preliminary Prospectus Supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the applicable Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the applicable Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

The Preferred Offering and the Common Offering are separate offerings that are being made pursuant to separate prospectus supplements. The closing of the Preferred Offering is not conditioned upon the closing of the Common Offering, and the closing of the Common Offering is not conditioned upon the closing of the Preferred Offering. In addition, neither the Preferred Offering nor the closing of the Common Offering are conditioned on, or are a condition to, the consummation of the Pending STACK/SCOOP Acquisition (as defined in the Preliminary Prospectus Supplements).

PREFERRED OFFERING

Issuer:	Jones Energy, Inc., a Delaware corporation

Title of Securities:	8.0% Series A Perpetual Convertible Preferred Stock, $0.001 par value (the “convertible preferred stock”)

Shares Offered:	1,600,000 shares of convertible preferred stock

Underwriters’ Option to Purchase Additional Shares of Convertible Preferred Stock:	Up to 240,000 shares of convertible preferred stock, to cover over-allotments

Trade Date:	August 19, 2016

Settlement Date:	August 26, 2016

Liquidation Preference:	$50.00 per share of convertible preferred stock

Public Offering Price:	$50.00 per share of convertible preferred stock

Offering Participants:

Entities affiliated with one of our material beneficial owners, Metalmark Capital, LLC, an entity with the right to designate two members of our board of directors and one of our largest shareholders, intend to purchase an aggregate of approximately 200,000 shares of convertible preferred stock at the public offering price in the Preferred Offering.

Maturity Date:	The convertible preferred stock has no maturity date and will remain outstanding unless redeemed or converted by the holders or mandatorily converted or redeemed by the Issuer.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

CUSIP/ISIN:	48019R 207 / US48019R2076

Class A Common Stock:	The Issuer’s Class A common stock, par value $0.001 (the “Class A common stock”) is listed on the New York Stock Exchange (the “NYSE”) under the symbol “JONE.”

Dividends:

Holders of convertible preferred stock are entitled to receive, when, as and if declared by the Issuer’s board of directors, cumulative dividends at the rate of 8.0% per annum (the “dividend rate”) on the $50.00 liquidation preference per share of the convertible preferred stock, payable quarterly in arrears on each dividend payment date, which dividend rate shall accumulate from the most recent dividend payment date, or if no dividends have been paid, from the initial issue date of the convertible preferred stock. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in Class A common stock of the Issuer or a combination thereof as set forth in the Preliminary Preferred Prospectus Supplement.

If the Issuer elects to make any dividend payment, or any portion thereof, in shares of its Class A common stock, such shares shall be valued for such purpose at 95% of the average of the per share VWAP (as defined in the Preliminary Preferred Prospectus Supplement) of its Class A common stock for each day during a five consecutive trading day period ending immediately prior to the applicable payment date for such dividend. In no event will the number of shares of its Class A common stock delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by $0.83, which amount represents approximately 30% of the Common Public Offering Price (as defined below), subject to certain adjustments set forth in the Preliminary Preferred Prospectus Supplement (such dollar amount, as adjusted, the “floor price”). For the avoidance of doubt, if the Issuer is unable to pay any shortfall in such dividend in cash, it will have no further obligation to pay such shortfall, except that such shortfall amount will be added to the amount payable upon liquidation.

Dividend Payment Dates:	August 15, November 15, February 15 and May 15, commencing on November 15, 2016

Dividend Record Dates:	August 1, November 1, February 1 or May 1, as the case may be, immediately preceding the relevant dividend payment date

Listing/Quotation:

Prior to the Preferred Offering, there has been no public market for the convertible preferred stock. The Issuer does not intend to apply to list the convertible preferred stock on any securities exchange or any automated dealer quotation system.

NYSE Closing Sale Price of the Issuer’s Class A Common Stock on August 18, 2016:	$2.77, which is the closing price of our Class A common stock on The New York Stock Exchange on August 18, 2016

Common Public Offering Price	$2.77

Conversion Premium:	Approximately 15.0% above the Common Public Offering Price

Initial Conversion Rate:	15.6961 shares of the Issuer’s Class A common stock per share of convertible preferred stock

Initial Conversion Price:	Approximately $3.19 per share of the Issuer’s Class A common stock

Use of Proceeds:	The Issuer expects to receive net proceeds from the Preferred Offering of approximately $76.7 million (or $88.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Preferred Offering to fund the Pending STACK/SCOOP Acquisition (as defined in the Preliminary Preferred Prospectus Supplement). If the Pending STACK/SCOOP Acquisition does not occur, the proceeds of the Preferred Offering will be used for general corporate purposes, including the payment of approximately $24.4 million to fund the Pending Anadarko Acquisition (as defined in the Preliminary Preferred Prospectus Supplement), which represents the $27.1 million purchase price less the deposit already paid.

Mandatory Conversion:

As described in the Preliminary Preferred Prospectus Supplement, at any time on or after August 15, 2021, the Issuer may give notice of its election to cause all outstanding shares of the convertible preferred stock to be automatically converted into shares of its Class A common stock, if (among other conditions specified in the Preliminary Preferred Prospectus Supplement) the “closing sale price” (as defined in the Preliminary Preferred Prospectus Supplement) of the Issuer’s Class A common stock equals or exceeds 175% of the conversion price then in effect for at least 20 “trading days” (as defined in the Preliminary Preferred Prospectus Supplement) (whether or not consecutive) in a period of 30 consecutive trading days, including the last trading day of such 30 trading day period, ending on, and including, the trading day immediately preceding the business day on which the Issuer issues a press release announcing the mandatory conversion of the convertible preferred stock, in which case each holder will receive, for each share of convertible preferred stock being converted, a number of shares of the Issuer’s Class A common stock equal to the conversion rate.

Acquisition Termination Redemption:

If the purchase and sale agreement relating to the Pending STACK/SCOOP Acquisition terminates (other than by consummation of the Pending STACK/SCOOP Acquisition), the Issuer may redeem all, but not less than all, of the outstanding convertible preferred stock for cash on a redemption date to occur on or prior to February 13, 2017. The redemption price for each share of convertible preferred stock to be redeemed will be equal to the sum of (i) $50.50, (ii) accumulated and unpaid dividends on such convertible preferred stock to, but excluding, the redemption date and (iii) 90% of the excess, if any, of the redemption conversion value (as defined below) over the initial conversion value (as defined below) as described in “Description of Convertible Preferred Stock—Acquisition Termination Redemption” in the Preliminary Preferred Prospectus Supplement. Following February 13, 2017, the Issuer may not redeem the convertible preferred stock. No sinking fund is provided for the convertible preferred stock.

In the case of such a redemption, the Issuer will provide notice not less than 40 nor more than 60 calendar days before the redemption date (in any manner permitted by DTC) to each holder of shares of convertible preferred stock.

The “redemption conversion value” means, with respect to any redemption date, the average of the per share VWAP of our Class A common stock for each day during a 20 consecutive trading day period ending immediately prior to the redemption date.

The “initial conversion value” means the product of (i) 15.6961, which is the initial conversion rate for the convertible preferred stock and (ii) $2.77, the Common Public Offering Price.

Redemption at the Holder’s Option:

On August 15, 2024 (the “designated redemption date”), each holder of shares of convertible preferred stock shall have the right (a “redemption right”) to require the Issuer to redeem any or all of the shares of our convertible preferred stock held by such holder outstanding on such designated redemption date, in each case to the extent not prohibited by law and out of funds legally available for such payment, at a redemption price equal to a liquidation preference of $50.00 per share plus all accrued dividends on the shares to but excluding the designated redemption date that have not been paid plus any unpaid excess cash payment amounts excused from payment as a dividend due to restrictions in credit facilities or other indebtedness or legal requirements as described in the Preliminary Preferred Prospectus Supplement (the “redemption price”).

The Issuer will pay the redemption price in cash, except to the extent it publishes notice in the form of a press release on or prior to 40 days prior to the designated redemption date electing to make all or any portion of such payment in shares of our Class A common stock. If the Issuer elects to make any such payment, or any portion thereof, in shares of its Class A common stock, such shares shall be valued for such purpose at 95% of the redemption value. For purposes of determining the number of shares of Class A common stock payable as all or a portion of the redemption price, “redemption value” means the average of the per share VWAP of the Issuer’s Class A common stock for each day during a 20 consecutive trading day period ending on the third trading day prior to the designated redemption date.

Notwithstanding the foregoing, in no event will the number of shares of our Class A common stock delivered in connection with the redemption price exceed the redemption price divided by the greater of (i) the floor price and (ii) 95% of the redemption value. To the extent that the redemption price exceeds the product of the number of shares of Class A common stock delivered in respect of the redemption price and 95% of the redemption value, the Issuer will pay such excess in cash.

See “Description of Convertible Preferred Stock—Redemption at the Option of the Holder” in the Preliminary Preferred Prospectus Supplement.

Make-Whole Premium Upon a Fundamental Change:

If the Issuer undergoes a “fundamental change” (as defined in the Preliminary Preferred Prospectus Supplement) and a holder converts its convertible preferred stock at any time during the period beginning at the open of business on the trading day immediately following the effective date of such fundamental change and ending at the close of business on the 20th trading day immediately following such effective date, the holder will receive, for each share of convertible preferred stock surrendered for conversion, the greater of:

•                  a number of shares of the Issuer’s Class A common stock equal to the sum of (i) the conversion rate and (ii) the “make-whole premium,” if any, as calculated and described below and under “Description of convertible preferred stock— Determination of the make-whole premium” in the Preliminary Preferred Prospectus Supplement; and

•                  a number of shares of the Issuer’s Class A common stock equal to the conversion rate which will be increased to equal (i) the sum of the $50.00 liquidation preference plus an amount equal to all accrued dividends on the shares of convertible preferred stock to but excluding the date fixed for such liquidation, winding-up or dissolution that have not been paid or declared and a sum sufficient for the payment thereof has been set apart plus any unpaid excess cash payment amounts excused from payment as a dividend due to restrictions in the credit facilities or other indebtedness or legal requirements, divided by (ii) the average of the closing sale prices of the Issuer’s Class A common stock for the five consecutive trading days ending on the third business day prior to such settlement date. Notwithstanding the foregoing, the conversion rate as adjusted as described in this bullet will not exceed 27.2132 shares of Class A common stock per share of convertible preferred stock (subject to adjustment in the same manner as the conversion rate as described in the Preliminary Preferred Prospectus Supplement), which is equal to the $50.00 liquidation preference, divided by 66 2/3% of the Common Public Offering Price.

See “Description of convertible preferred stock—Special rights upon a fundamental change” and “Description of convertible preferred stock—Determination of the make-whole premium” in the Preliminary Preferred Prospectus Supplement.

Determination of the Make-Whole Premium:

The following table sets forth the number of additional shares of the Issuer’s Class A common stock per share of convertible preferred stock that is converted following the effective date of a fundamental change and prior to the “special rights end date” (as defined in the Preliminary Preferred Prospectus Supplement) as described in the Preliminary Preferred Prospectus Supplement, based on the “effective date” and the “stock price” (each as defined in the Preliminary Preferred Prospectus Supplement) paid (or deemed to be paid) per share of the Issuer’s Class A common stock in such fundamental change:

	Stock Price(1)
Effective Date	$2.77	$3.00	$3.19	$3.50	$4.00	$5.00	$5.58	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00
August 26, 2016	2.3544	2.2170	1.9525	1.5844	1.1464	0.5995	0.4046	0.2982	0.1350	0.0520	0.0133	0.0000	0.0000	0.0000
August 15, 2017	2.3544	2.4966	2.2125	1.8176	1.3489	0.7648	0.5556	0.4399	0.2555	0.1509	0.0912	0.0554	0.0321	0.0170
August 15, 2018	2.3544	2.4332	2.1480	1.7542	1.2915	0.7238	0.5236	0.4140	0.2406	0.1431	0.0878	0.0544	0.0322	0.0175
August 15, 2019	2.3544	2.4022	2.1079	1.7039	1.2349	0.6744	0.4834	0.3807	0.2213	0.1330	0.0836	0.0536	0.0329	0.0185
August 15, 2020	2.3544	2.4094	2.0966	1.6668	1.1696	0.5958	0.4130	0.3193	0.1817	0.1113	0.0748	0.0526	0.0352	0.0214
August 15, 2021	2.3544	2.4667	2.1432	1.7000	1.1785	0.4956	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2022	2.3544	2.5204	2.1822	1.7302	1.2133	0.5275	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2023	2.3544	2.5310	2.1598	1.6863	1.1810	0.5270	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2024 and thereafter	2.3544	1.9884	1.5453	1.1502	0.9811	0.6800	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)  The stock prices set forth in the table above will be adjusted as of any date on which the conversion rate is adjusted. The adjusted stock prices will be equal to the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares in the table above will be adjusted in the same manner and at the same time as the conversion rate as set forth under “Description of Convertible Preferred Stock—Conversion Rate Adjustments” in the Preliminary Preferred Prospectus Supplement.

The exact stock price and effective date may not be set forth on the table, in which case:

•            if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

•            if the stock price is in excess of $12.00 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate; and

•            if the stock price is less than $2.77 per share (subject to adjustment in the same manner as the stock prices), no additional shares will be added to the conversion rate.

COMMON OFFERING

Issuer	Jones Energy, Inc., a Delaware corporation

Title of Securities	Class A common stock, $0.001 par value

Shares Offered:	21,000,000 shares of Class A common stock (the “Initial Class A Shares”)

Public Offering Price:	$2.77 per share

Offering Participants

Entities affiliated with one of the Issuer’s material beneficial owners, JVL Advisors, L.L.C., intend to purchase an aggregate of approximately 9.0 million of the Issuer’s Initial Class A Shares offered in the Common Offering at the initial price offered to the public. If such percentage is so allocated, the Issuer expects affiliates of JVL Advisors, L.L.C. to own slightly less than 20% of its outstanding Class A common stock and Class B common stock following the Common Offering.

Underwriters’ Option to Purchase Additional Class A Shares:	3,150,000 additional shares of Class A common stock offered by the Issuer (30 days) (the “Additional Class A Shares” and, together with the Initial Class A Shares, the “Class A Shares”)

Use of Proceeds:

The Issuer expects to receive net proceeds from the Common Offering of approximately $55.5 million (or approximately $63.9 million if the underwriters exercise their option to purchase Additional Class A Shares in full), after deducting the underwriters’ discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Common Offering to fund the Pending STACK/SCOOP Acquisition (as defined in the Preliminary Common Prospectus Supplement). If the Pending STACK/SCOOP Acquisition does not occur, the proceeds of the Common Offering will be used for general corporate purposes, including the payment of approximately $24.4 million to fund the Pending Anadarko Acquisition (as defined in the Preliminary Common Prospectus Supplement), which represents the $27.1 million purchase price less the deposit already paid.

Trade Date:	August 19, 2016

Settlement Date:

August 26, 2016. The Issuer expects that delivery of the Initial Class A Shares will be made against payment therefor on or about the fifth business day following the date of pricing of the Class A Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Initial Class A Shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Initial Class A Shares who wish to trade the shares on the date of pricing or the next succeeding business day should consult their own advisors.

CUSIP/ISIN:	48019R 108 / US48019R1086

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	GMP Securities L.P. Johnson Rice & Company L.L.C.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed registration statements (including a prospectus effective as of July 26, 2016 and the Preliminary Prospectus Supplements dated August 18, 2016) with the Securities and Exchange Commission, or SEC, for the Offerings to

which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplements, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offerings.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Preliminary Prospectus Supplements and accompanying prospectus and the final prospectus supplements, when available, may be obtained by contacting:

Credit Suisse Securities (USA) LLC by mail at Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department; or J.P. Morgan Securities LLC by mail at J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by phone at 1-866-803-9204.

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